SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1996 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to _______



                                     0-26994
                            (Commission File Number)

         ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
  ---------------------------------------------------------------------------

                                  (Plan Title)

                              ADVENT SOFTWARE, INC.
         --------------------------------------------------------------

                                  (Plan Issuer)


                         301 Brannan Street, Sixth Floor
                             San Francisco, CA 94107
          --------------------------------------------------------------

         (Address, including zip code, of principal executive offices)

               Registrant's telephone number, including area code:

                                 (415) 543-7698

ADVENT SOFTWARE, INC.
PROFIT SHARING AND
EMPLOYEE SAVINGS
PLAN

Financial Statements and
Additional Information
December 31, 1996 and 1995

Advent Software, Inc.
Profit Sharing and Employee Savings Plan

------------------------------------------------------------------------------


                                      INDEX

                                                                           Page

Independent Accountants' Report                                              4

Financial Statements:

   Statements of Net Assets Available for Plan Benefits                      5

   Statements of Changes in Net Assets Available
     for Plan Benefits, With Fund Information                                6

   Notes to Financial Statements                                             7

Form 5500 Supplemental Schedules as of and for the year ended December 31, 1996:

   Schedule of Assets Held for Investment Purposes                          13

   Schedule of Reportable Transactions                                      14

To the Participants and
Plan Administrator of the
Advent Software, Inc.
Profit Sharing and Employee Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

   We have audited the statements of net assets available for plan benefits of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                        MOHLER, NIXON & WILLIAMS
                                                         Accountancy Corporation
Campbell, California
September 8, 1997

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

------------------------------------------------------------------------------

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                               December 31,
                                                        ------------------------

                                                              1996          1995

                                                        ----------    ----------

Investments, at fair value .........................    $4,144,656    $2,464,891

                                                        ----------    ----------

          Assets held for investment purposes ......     4,144,656     2,464,891

Employer's contribution receivable .................       223,871       168,353

                                                        ----------    ----------

          Net assets available for plan benefits ...    $4,368,527    $2,633,244

                                                        ==========    ==========




                     See independent accountants' report and
                   accompanying notes to financial statements.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

-----------------------------------------------------------------------------

                             ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN



                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS, WITH FUND INFORMATION

                 For the years ended December 31, 1996 and 1995



                                                              Charles Schwab                        Smith Barney
                                        --------------------------------------------------------   ---------------------------

                                                        Vanguard                     Vanguard
                                                        Long-term      Vanguard     World Intl        Employee
                                            Money       Corporate    Index TR 500     Growth           Benefit      Reserve
                                           Market         Bond         Portfolio     Portfolio         Deposit      Deposit
                                            Fund          Fund           Fund          Fund          Account II     Account

                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1994 ....   $   128,877    $   148,838    $   581,199    $   545,571    $      --    $        --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Employer's contribution .............         9,683         12,468         42,876         42,550           --             --

Participants' contributions/rollovers        48,261         73,071        315,373        288,349           --             --

Withdrawals/distributions ...........        (7,200)       (24,775)      (138,639)       (97,008)          --             --

Dividends and interest ..............         8,982         15,787         20,876         23,300           --             --

Net appreciation (depreciation) in
   fair value of investments ........          --           34,318        235,511         82,368           --             --

Administrative fees .................        (1,171)        (1,622)        (6,093)        (5,608)          --             --

Transfers in (out) ..................       (43,312)        16,675         78,550        (35,681)          --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets ...        15,243        125,922        548,454        298,270           --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1995 ....       144,120        274,760      1,129,653        843,841           --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Employer's contribution .............        11,390         18,295         75,198         55,557           --             --

Participants' contributions/rollovers        23,147         53,070        318,114        230,321          6,443         46,945

Withdrawals/distributions ...........          (231)       (15,558)       (57,220)       (36,916)       (32,314)          --

Dividends and interest ..............         2,955         13,023         11,825          1,078          2,956           --

Net appreciation (depreciation) in
   fair value of investments ........          --          (27,636)        24,805         51,628           --             --

Administrative fees .................          (833)        (1,933)        (8,544)        (6,316)           (18)          --

Transfers in (out) ..................      (180,548)      (314,021)    (1,493,831)    (1,139,193)       222,009           557

                                        -----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets ...      (144,120)      (274,760)    (1,129,653)      (843,841)       199,076         47,502

                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1996 ....   $      --      $      --      $      --      $      --      $   199,076    $    47,502

                                        ===========    ===========    ===========    ===========    ===========    ===========



                                         Smith Barney (Continued)
                                        --------------------------------------------------------
                                                                                                      Advent            GSA
                                          Government     Value         Small-Cap   International     Software,       Socially
                                          Bond Index    Equity          Equity      Value Equity    Inc. Common     Responsible
                                             Fund       Fund IV         Fund V        Fund IX       Stock Fund         Fund
                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1994 ....   $      --      $      --      $      --      $      --      $      --      $      --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Employer's contribution .............          --             --             --             --             --             --

Participants' contributions/rollovers          --             --             --             --             --             --

Withdrawals/distributions ...........          --             --             --             --             --             --

Dividends and interest ..............          --             --             --             --             --             --

Net appreciation (depreciation) in
   fair value of investments ........          --             --             --             --             --             --

Administrative fees .................          --             --             --             --             --             --

Transfers in (out) ..................          --             --             --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets ...          --             --             --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1995 ....          --             --             --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Employer's contribution .............          --             --             --             --             --             --

Participants' contributions/rollovers        23,204        180,205        236,056        145,642         10,685         19,072

Withdrawals/distributions ...........        (7,745)        (9,025)       (12,679)       (76,497)        (3,106)        (4,635)

Dividends and interest ..............          --             --             --             --             --             --

Net appreciation (depreciation) in
   fair value of investments ........         5,791        152,230        108,295        129,213         11,524         11,999

Administrative fees .................            (6)           (62)           (43)           (40)          --              (24)

Transfers in (out) ..................       130,350        853,332        927,680        807,107         39,642         94,495
                                        -----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets ...       151,594      1,176,680      1,259,309      1,005,425         58,745        120,907
                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1996 ....   $   151,594    $ 1,176,680    $ 1,259,309   $  1,005,425    $    58,745    $   120,907
                                        ===========    ===========    ===========    ===========    ===========    ===========



                                                        Employer's
                                         Participant  Contributions
                                           Loans        Receivable      Total
                                        -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1994 ....   $    83,114    $      --      $ 1,487,599
                                        -----------    -----------    -----------

Employer's contribution .............          --          168,353        275,930

Participants' contributions/rollovers          --             --          725,054

Withdrawals/distributions ...........          --             --         (267,622)

Dividends and interest ..............         5,635           --           74,580

Net appreciation (depreciation) in
   fair value of investments ........          --             --          352,197

Administrative fees .................          --             --          (14,494)

Transfers in (out) ..................       (16,232)          --             --
                                        -----------    -----------    -----------

Increase (decrease) in net assets ...       (10,597)       168,353      1,145,645
                                        -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1995 ....        72,517        168,353      2,633,244
                                        -----------    -----------    -----------

Employer's contribution .............          --           55,518        215,958

Participants' contributions/rollovers          --             --        1,292,904

Withdrawals/distributions ...........       (11,519)          --         (267,445)

Dividends and interest ..............        11,999           --           43,836

Net appreciation (depreciation) in
   fair value of investments ........          --             --          467,849

Administrative fees .................          --             --          (17,819)

Transfers in (out) ..................        52,421           --             --
                                        -----------    -----------    -----------

Increase (decrease) in net assets ...        52,901         55,518      1,735,283
                                        -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1996 ....   $   125,418    $   223,871    $ 4,368,527
                                        ===========    ===========    ===========






                     See independent accountants' report and
                   accompanying notes to financial statements.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

-------------------------------------------------------------------------------


                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

The following description of the Advent Software, Inc. (the Company) Profit Sharing and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company who are not: 1) otherwise covered by a collective bargaining agreement, 2) employees of affiliated employers who have not adopted the Plan, and 3) independent contractors. Plan entry dates are the first day of the Plan year and the first day of the seventh month of the Plan year.

During 1996, the Company purchased Data Exchange, Inc. The former eligible employees of Date Exchange, Inc. could elect to contribute in the Plan as of July 1, 1996.

The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION -

The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. The Company had contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. Effective July 1, 1996, Smith Barney Corporate Trust Company (Smith Barney) was appointed trustee of the Plan. A portion of the expenses incurred for administering the Plan are paid by the Company.

INVESTMENTS -

Investments of the Plan are held by Smith Barney and Charles Schwab and invested based solely upon instructions received from participants. During 1996, Company common stock became an investment option. The Plan's investment in mutual funds, money market funds and the Company stock fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

-------------------------------------------------------------------------------




VESTING -

Participants are immediately vested in their salary deferral, employer matching, and rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing contribution allocated to their accounts after six years of credited service.

INCOME TAXES -

The Plan has been amended since receiving its latest favorable determination letter dated December 1, 1993. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

ESTIMATES -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------


NOTE 2 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

Participants may elect to have the Company contribute a percentage, up to 15%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 1996 and 1995, the Company matched 50% of the first $1,000 of the eligible participant's deferrals, up to a maximum of $500. The Plan also allows for a discretionary profit sharing contribution. The Company's actual profit sharing contribution may be increased by certain available forfeitures, if any, during the Plan year. The discretionary contributions made for the years ended December 31, 1996 and 1995 were $121,000 and $95,094, respectively.

PARTICIPANT ACCOUNTS -

Each participant's account is credited with the participant's contribution, Plan earnings or losses, and an allocation of the Company's contribution, if any. Allocation of the Company's contributions is based on participant contributions or employee eligible compensation, as defined in the Plan.

PAYMENT OF BENEFITS -

Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or in annual, semiannual, quarterly, or monthly installments for a period which shall not extend beyond a participant's, or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump-sum distribution of account balances which do not exceed $3,500.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------



LOANS TO PARTICIPANTS -

The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balances. The loans are secured by the participants' vested balances. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be longer than five years. The specific terms and conditions of such loans are established by the Committee.

NOTE 3 - PARTY IN INTEREST TRANSACTIONS:

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1996 was as follows:

Number of shares                Fair value           Cost
----------------                ----------           ----
 1,934                          $58,745              $48,220

NOTE 4 - PLAN TERMINATION AND/OR MODIFICATION:

The Company intends to continue the Plan indefinitely for the benefit of its eligible employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS:

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                           1996             1995
                                                           ----             ----

Smith Barney:
   Employee Benefit Deposit Account II .........      $  199,076
   Reserve Deposit Account .....................          47,502
   Government Bond Index Fund ..................         151,594
   Value Equity Fund IV ........................       1,176,680
   Small-Cap Equity Fund V .....................       1,259,309
   International Value Equity Fund IX ..........       1,005,425
Advent Software, Inc. Common Stock Fund ........          58,745
GSA Socially Responsible Fund ..................         120,907
Charles Schwab:
   Money Market Fund ...........................                      $  144,120
   Vanguard Long-term Corporate
      Bond Fund ................................                         274,760
   Vanguard Index Trust 500
      Portfolio Fund ...........................                       1,129,653
   Vanguard World International
      Growth Portfolio Fund ....................                         843,841
Participant Loans ..............................         125,418          72,517
                                                      ----------      ----------

                                                       3,244,656       2,464,891

Employer's Contribution Receivable .............         223,871         168,353
                                                      ----------      ----------

         Net assets available for
              plan benefits ....................      $4,368,527      $2,633,244
                                                      ==========      ==========

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------












                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1996

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                                                              E.I.N.: 94-3065325
                                                                     Plan #: 001



                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1996


  (a)                    (b)                                                     (c)                (d)              (e)
                                                        Description of investment including
              Identity of issue, borrower, lessor,      maturity date, rate of interest,                         Current
                   or similar party                     collateral, par or maturity value          Cost           Value
------    -----------------------------------------     -----------------------------------    ----------     ------------

           Smith Barney Trust Company:
             Employee Benefit Deposit Account II        Money Market Fund                      $   199,076    $     199,076
             Reserve Deposit Account                    Cash                                        47,502           47,502
             Government Bond Index Fund                 Mutual Fund                                145,303          151,594
             Value Equity Fund IV                       Mutual Fund                              1,021,502        1,176,680
             Small-Cap Equity Fund V                    Mutual Fund                              1,146,601        1,259,309
             International Value Equity Fund IX         Mutual Fund                                877,921        1,005,425
             Advent Software, Inc. Common Stock Fund    Common Stock                                48,220           58,745
           GSA Socially Responsible Fund                Mutual Fund                                108,907          120,907
   *       Participant loans (8% to 11%)                Loan Fund                                     --            125,418

                                                                                                              -------------
           Total assets held for investment
                purposes                                                                                      $   4,144,656

                                                                                                              =============



 *         Parties-in-interest

                             ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
                                                              E.I.N.: 94-3065325
                                                                     Plan #: 001

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1996


                            (a)                        (b)                (c)          (d)        (g)           (h)          (i)
                                                  Description of                                              Current
                                                  asset (including                                            value of
                                                  interest rate                                               asset on
                                                  and maturity in     Purchase       Selling     Cost of     transaction  Net gain
       Identity of party involved                  case of a loan)      price         price       asset        date       or (loss)
-----------------------------------------------   -----------------   ----------   ----------   ----------   ----------   ---------

Smith Barney Trust Company:
   Gov't Bond Index Fund                          Mutual Fund         $  153,554   $     --     $  153,554   $  153,554   $    --
   Gov't Bond Index Fund                          Mutual Fund               --     $    8,637        8,251        8,637         386
   Small Cap Equity Fund V                        Mutual Fund          1,204,920         --      1,204,920    1,204,920        --
   Small Cap Equity Fund V                        Mutual Fund               --         61,853       58,319       61,853       3,534
   Value Equity Fund IV                           Mutual Fund          1,066,501         --      1,066,501    1,066,501        --
   Value Equity Fund IV                           Mutual Fund               --         49,273       44,999       49,273       4,274
   Int'l Value Equity Fund IX                     Mutual Fund            967,135         --        967,135      967,135        --
   Int'l Value Equity Fund IX                     Mutual Fund               --         97,612       89,214       97,612       8,398
   Emp Benefit Deposit Acct II                    Money Market Fund      339,928         --        339,928      339,928        --
   Emp Benefit Deposit Acct II                    Money Market Fund         --        140,851      140,851      140,851        --

Charles Schwab Trust Company:
   Money Market Fund                              Money Market Fund       44,470         --         44,470       44,470        --
   Money Market Fund                              Money Market Fund         --        187,792      187,792      187,792        --
   Vanguard Index TR 500 Portfolio                Mutual Fund            438,461         --        438,458      438,458        --
   Vanguard Index TR 500 Portfolio                Mutual Fund               --      1,592,797    1,356,972    1,592,797     235,825
   Vanguard Long Term Corporate Bond Fund         Mutual Fund            111,099         --        111,099      111,099        --
   Vanguard Long Term Corporate Bond Fund         Mutual Fund               --        356,738      359,990      356,708      (3,282)
   Vanguard World Int'l Growth Portfolio          Mutual Fund            329,973         --           --           --          --
   Vanguard World Int'l Growth Portfolio          Mutual Fund               --      1,221,490    1,124,773    1,221,490      96,717



ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Advent Software, Inc. Profit Sharing and Employee Savings Plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    ADVENT SOFTWARE, INC. PROFIT
                                               SHARING AND EMPLOYEE SAVINGS PLAN


Dated: November 7, 1997                               By: /S/ IRV H. LICHTENWALD
                                                      --------------------------
                                                             Irv H. Lichtenwald,
                                                    Title: on behalf of the Plan
                                       Adminstrator of the Advent Software, Inc.
                                        Profit Sharing and Employee Savings Plan

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------


                                                                   EXHIBIT INDEX







EXHIBIT                                                     PAGE
NUMBER                                                      NUMBER
------                                                      ------
 23.1     Consent of Independent Accountants                 17

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------

                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the Registration Statement of Advent Software, Inc. on Form S-8 of our report dated September 8, 1997, with respect to the financial statements and schedules of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the "Plan") included in the Annual Report for the Plan for the plan year ended December 31, 1996 and 1995, as filed on Form 11-K with the Securities and Exchange Commission.





Campbell, California                                    MOHLER, NIXON & WILLIAMS
October 21, 1997                                         Accountancy Corporation